FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                02 February, 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

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permitted by Regulation S-T Rule101(b)(1)

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permitted by Regulation S-T Rule 101(b)(7)

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Form 6-K if submitted to furnish a report or other  document that the registrant
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report or other document is not a press  release,  is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
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                             Yes              No   X

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connection with Rule 12g3-2(b):




                                    CONTENTS

1. Mixed results




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  02 February, 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Mixed results


MIXED RESULTS

-   Operating profit of GBP129 million (down GBP47 million)
-   Pre-tax profit of GBP113 million (down GBP53 million)
-   Operating margin at 6.2 per cent
-   Revenue from continuing operations up 0.5 per cent

British Airways today reported an operating profit of GBP129 million for the three months to December 31, 2006 (2005: GBP176 million). For the nine months, the operating profit was GBP571 million (2005: GBP596 million). The operating margin for the quarter was 6.2 per cent, 2.4 points lower than last year.

Pre-tax profit for the quarter was GBP113 million (2005: GBP166 million). For the nine months, pre-tax profit was GBP584 million (2005: GBP518 million). These results have been restated to show the business on a continuing basis, excluding BA Connect, following the decision to dispose of the regional business to Flybe.

Willie Walsh, British Airways' chief executive, said: "These are mixed results with costs up 3 per cent reflecting higher fuel costs and revenue up 0.5 per cent to GBP2.1billion.

"Our drive on costs continues ahead of our move to Terminal 5. Fuel remains a significant burden with costs in the quarter up 11.2 per cent. We remain committed to achieving our cost reduction target of GBP450 million and a 10 per cent operating margin by March 2008.

"Revenue has been hit by a raft of external factors. These include the continued impact of the August security measures. Common EU baggage standards on liquids were not agreed until mid-way through the quarter and more restrictive rules on hand baggage continue to apply in the UK. As a result, transfer volumes at Heathrow are still down. The baggage system operated by the BAA at Heathrow's Terminal 4, failed twice in December and severe fog led to the cancellation of 800 flights in the pre-Christmas peak period. The impact of all these external factors in the quarter is estimated at GBP40 million.

"The patience and loyalty of our customers has been tested and I want to apologise for the inconvenience they have suffered during this period. The uncertainty caused by the threat of recent industrial action has added to this but we have reached an agreement with the cabin crew branch of the T&G over a range of issues which I am confident forms the basis of a good relationship in the future. We are now re-focusing on customer service to win back the confidence and trust of our customers.

"On pensions, we are delighted that the BA Forum, which represents British Airways' unions, recently issued a statement recommending acceptance of the changes in benefits to tackle the GBP2.1 billion deficit in the New Airways Pension Scheme (NAPS). This is a major milestone and we can now move forward on our plans for fleet renewal and replacement.

"We are now flying our new Club World on four aircraft and the embodiment programme is on schedule for completion by summer 2008. Feedback from our customers has been fantastic. They love the extra comfort, space and flexibility of the new flat bed and our greatly enhanced in-flight entertainment system."

Martin Broughton, British Airways' chairman, said: "The market continues to show good demand in premium cabins. The weakness in some non-premium segments is also still a feature. The revenue outlook for the fourth quarter has been impacted by the threat of industrial action. While the strike was averted, the estimated revenue loss is still some GBP80 million. Revenue guidance for the full year is now 3.25 - 3.75% growth.

"While cost control remains strong, full year costs excluding fuel are expected to be some GBP50 million higher than last year. This reflects higher costs in the first quarter. Our full year fuel guidance has been revised down by GBP40 million reflecting the reduction in fuel prices. The fuel bill will now be accounted for on a continuing operations basis, and is expected to be some GBP1.95 billion."

Group turnover for the third quarter at GBP2,068 million was up 0.5 per cent on a flying programme 1.8 per cent smaller measured in available tonne kilometres
(ATKs). Passenger yields were up 1.9 per cent, measured in pence per revenue passenger kilometres (RPKs). Seat factor was down 0.5 points at 74 per cent on capacity 0.8 per cent higher measured in available seat kilometres (ASKs).

For the nine month period, turnover improved by 6.5 per cent to GBP6,560 million on a flying programme 1.5 per cent higher in ATKs. Passenger yields were up 3.7 per cent with seat factor up 0.6 points at 77.6 per cent on capacity 3.3 per cent higher in ASKs.

For the quarter, unit costs were up 4.9 per cent on the same period as last year reflecting total costs up 3 per cent and capacity 1.8 per cent lower in ATKs. Excluding fuel, unit costs were up 2.6 per cent.

Total costs were up, driven mainly by higher fuel and employee costs. Fuel costs rose by 11.2 per cent due to the increase in fuel price net of hedging. Employee costs were up by 2.0 per cent due mainly due to increased pension costs.

Operating cashflow for the nine months was GBP608 million. Including current interest bearing deposits, the cash position at December 31, 2006 was GBP2,643 million, up GBP203 million compared with March 31, 2006. Net debt was GBP866 million, down by GBP775 million since the start of the year.

                                      ends

February 2, 2007                                                    010/KG/2007


Note to Editors

- The current year and prior year results have been restated to reflect the agreement in principle to dispose of the regional business of BA Connect to Flybe. There is an accounting requirement under IFRS 5 to reclassify the financial results between continuing and discontinued operations.

-   Full year restated comparisons for the year ended March 2006 are as follows:
    Revenue GBP8,213 million against GBP8,515 million, fuel GBP1,581 million against GBP1,632 million and total costs GBP7,518 million against GBP7,810 million.

- The British Airways Forum represents the airline's four unions: Amicus, BALPA, GMB and T&G whose national officers consult with the company on airline-wide policies. On 5th January after nine months consultation, the BA Forum issued a statement recommending acceptance of changes to future benefits in the New Airways Pension Scheme.


A webcast of British Airways' conference call to city analysts can be accessed via the internet www.bashares.com - on Friday, February 2 at 2pm.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's Business Plan programmes, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the company's SEC filings, including, without limitation the company's Report on Form 20-F for the year ended March 2006.

The estimated impacts of the disruption in Quarter 3 and the averted strikes in Quarter 4 reflect the direct costs of the measures and the estimated revenue impacts, both direct and indirect. The estimates of GBP40 million and GBP80 million respectively, are based on assumptions the company considers reasonable, but are judgemental.